July 12, 2010

BY EDGAR AND FACSIMILE

Mr. John Hartz

Sr. Asst. Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 4631

Washington, D.C. 20549

Re:	Morningstar, Inc.
Form 10-K for the year ended December 31, 2009
File No. 0-51280

Dear Mr. Hartz:

On behalf of Morningstar, Inc., an Illinois corporation (the “Company”), set forth below is the Company’s response to the Staff’s comments contained in Staff’s letter to the Company, dated June 22, 2010, which was in turn responding to the Company’s letter of June 10, 2010.  For convenience of reference, the text of each comment in the Staff’s letter has been reproduced in italicized type herein, in each case with the Company’s response immediately following.

Form 10-K for the year ended December 31, 2009

Investment Management Segment, page 59

Comment No. 1

We have read your response to our prior comment three and your proposed sample disclosures and have the following comments:

•                  Please revise future filings to disclose the information you provided in the two paragraphs following your tabular presentation of year-end balances of assets under management and advisement.

•                  Please review future filings to disclose the information presented in the four paragraphs following your sample disclosures.

•                  We note that in the majority of your contracts that include variable asset-based fees, you bill clients quarterly in arrears based on avarage assets for the quarter.  As such, please review future filings to provide a tabular presentation of your quarterly average assets under advisement and management.

Response:

As requested in your first point above, in future filings we will supplement our disclosure to include the following:

“We cannot separately quantify cash inflows and outflows for these portfolios because we do not have custody of the assets in the majority of our investment management business. The information we receive from our clients does not separately identify the impact of cash inflows and outflows on asset balances for each period. We also cannot precisely quantify the impact of market appreciation or depreciation because the majority of our clients have discretionary authority to implement their own portfolio allocations.

We cannot separately quantify other factors affecting assets under management for our managed retirement accounts. These factors primarily consist of employer and employee contributions, plan administrative fees, market movements, and participant loans and hardship withdrawals. We cannot quantify the impact of these other factors because the information we receive from the plan providers does not separately identify these transactions or the changes in balances due to market movement.”

As requested in your second point above, in future filings we will supplement our disclosure to include the following paragraphs:

“In the majority of our contracts that include variable asset-based fees, we bill clients quarterly in arrears based on average assets for the quarter. The method of calculation varies by client; some contracts include provisions for calculating average assets based on daily data, while others use weekly or monthly data.

Other contracts may include provisions for monthly billing or billing based on assets as of the last day of the billing period rather than on average assets.

Our Investment Consulting business has multiple fee structures, which vary by client. In general, we seek to receive asset-based fees for any work we perform that involves investment management or acting as a subadvisor to investment portfolios. For any individual contract, we may receive flat fees, variable asset-based fees, or a combination of the two. Some of our contracts include minimum fee levels that provide us with a flat payment up to a specified asset level, above which we also receive variable asset-based fees.

In our Retirement Advice business, our contracts may include fixed fees for advice and guidance, one-time setup fees, technology licensing fees, asset-based fees for managed retirement accounts, or a combination of these fee structures.”

In response to your third point, as described above, the method of calculating average assets varies by client.  Some contracts include provisions for calculating average assets based on daily data, while others use weekly or monthly data. As a result, the information provided by our clients does not presently allow us to calculate and disclose a meaningful average across the total assets under management and advisement for the quarter or year to date periods.  We will strive to obtain information from our clients that will allow us to disclose an average value in future filings.  At this time we cannot provide a specific timetable for providing this information.

Goodwill, page 66

Comment No. 2

We note your response to our prior comment seven and appreciate the additional information.  As requested in our previous comment, if you determine that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination in future filings.

Response:

For future filings, if we determine that estimated fair values substantially exceed carrying values of our reporting units, we will disclose that determination in future filings.

***

I hope that this letter responds fully to your comments.

Morningstar, Inc. acknowledges that:

•                  Morningstar is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Morningstar may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have also sent a copy of this letter to you by facsimile to (703) 813-6968.  If you have any questions regarding the responses in this letter, please call me at (312) 696-6559.

Respectfully submitted,

/s/ Scott Cooley

Scott Cooley
Chief Financial Officer